Mail Stop 6010

February 22, 2007

VIA U.S. MAIL AND FACSIMILE (44 20 7930 3353)

Sir Christopher O'Donnell
Chief Executive Officer
Smith & Nephew plc
15 Adam Street
London, England WC2N 6LA

> **Re:** **Smith & Nephew plc**
> **Form 20-F for the fiscal year ended December 31, 2005**
> **Filed March 10, 2006**
> **File No. 001-14978**

Dear Sir O'Donnell:

We have reviewed your filings and your response letters dated January 31, 2007 and February 8, 2007 and we have the following comments. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Year Ended December 31, 2005

Financial Summary, page 2

Presentation, page 2

1.   We note the disclosure you propose to include in future filings in response to prior
        comment 2 of our letter dated January 8, 2007. It does not appear that you have
        addressed all the items outlined in the comment. Please address the following related to
        your presentation of underlying growth in revenue:

        ·   The statement in the second paragraph that "Underlying growth in revenue is
                 considered by the Group to be the indicator that <u>best measures performance</u> ….."
                 appears to be giving greater prominence to a non-GAAP measure than the most
                 directly comparable GAAP measure and would be contrary to the requirements of
                 Item 10(e)(i)(A) of Regulation S-K. Please revise the discussion to comply with
                 that guidance.

        ·   Discuss in detail the economic substance behind management's decision to use
                 the non-GAAP measure in its internal financial reporting, budgeting and planning
                 to assess performance instead of growth in revenues based on a GAAP basis.

        ·   Disclose the material limitations associated with the use of the non-GAAP
                 measure as compared to the use of the most directly comparable GAAP financial
                 measure.

        ·   Although no limitation have been disclosed, you indicate that you compensate for
                 limitations of the non-GAAP measure by also considering the GAAP measure.
                 Explain how this compensates for the limitations. If you only compensate for
                 limitations of the non-GAAP measure merely by also considering the GAAP
                 measure, then explain why it would not be appropriate to simply use the GAAP
                 measure.

        ·   Otherwise, within your revised disclosure, please provide a clear discussion of the
                 manner in which you compensate for the limitations when using the non-GAAP
                 financial measure.

        Please refer to Question 8 of Frequently Asked Questions Regarding the Use of Non-
        GAAP Financial Measures (available on our website at
        http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm).

2.　　In addition, please revise the proposed disclosure to address the following related to your presentation of adjusted attributable profit and basic adjusted earnings per ordinary share:

·　　We note that in calculating the measures, you adjust attributable profit presented on an IFRS basis to "remove items that <u>may</u> affect comparability." Revise to clarify what you are comparing.

·　　Further, we note that you use the word "principally" when discussing the items arising from the ordinary activity of the Group that you exclude from attributable profit based on IFRS. It appears that the amounts excluded within the non-GAAP measure may change in any given period. Revise the discussion to more clearly and precisely describe these adjusting items, so that an investor, by using that description, can consistently identify the amounts that should be excluded in calculating the non-GAAP measure in each reported period. Otherwise, please advise us.

·　　Revise to identify the underlying returns and trends that adjusted attributable profit and basic adjusted earnings per ordinary share provides to shareholders.

·　　Address whether you reasonably believe it is probable that the financial impact of these recurring items that are excluded within these non-GAAP measures will disappear or become immaterial within a near-term finite period and your basis for these assertions.

·　　Please disclose the material limitations associated with the use of the measure as compared to the use of the most directly comparable GAAP financial measure.

·　　Explain how considering the related GAAP measures that do include these recurring items such as attributable profit or basic and diluted earnings per share on an IFRS basis compensates for the limitations of these non-GAAP measures. Otherwise, clearly disclose the manner in which you compensate for these limitations when using the non-GAAP financial measure.

Refer to Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (available on our website at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm).

3.   With respect to your presentation of trading cash flow, please address the following:

·   Revise to disclose the material limitations associated with the use of the measure as compared to the use of the most directly comparable GAAP financial measure.

·   Explain how the consideration of the line item entitled "cash generated from operating activities" compensates for the limitation of this measure. Otherwise, within your discussion, clearly disclose the manner in which you compensate for these limitations when using the non-GAAP financial measure.

Operating and Financial Review, Liquidity and Prospects, page 27

Business Overview, page 28

4.   Please refer to prior comments 5, 9, and 10 from our letter dated January 8, 2007. Please revise your future filings to clearly identify "constant currency exchange effect" and "acquisition effects" as non-GAAP measures.

        As appropriate, please revise future filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

                                Sincerely,

                                Kate Tillan
                                Assistant Chief Accountant